MK

[redacted]

14047904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Radnor Corporate Center, Suite 111 100 Matsonford RD.
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean McDermott 610-975-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 0 4 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MK

State of Pennsylvania
County of Delaware

OATH OR AFFIRMATION

I, Sean McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Brokerage Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Partner

Title

Sworn to and subscribed on 2/28/14

Scott M Mellinger

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Scott M. Mellinger, Notary Public
South Coatesville Boro, Chester County
My Commission Expires March 28, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA BROKERAGE CORPORATION

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2013

PHILADELPHIA BROKERAGE CORPORATION
DECEMBER 31, 2013

CONTENTS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To the Board of Directors
Philadelphia Brokerage Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Philadelphia Brokerage Corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Brokerage Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
February 12, 2014

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 64,706
Commissions Receivable	38,023
Clearing Deposit Cash	150,000
Furniture, Fixtures and Office Equipment, at cost, less Accumulated Depreciation of $145,941	0
Other Assets	33,485
TOTAL ASSETS	$ 286,214

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 93,500
TOTAL LIABILITIES	93,500
Stockholders' Equity	
Common stock – Authorized 100 shares at no Par value, 100 shares issued and outstanding	7,500
Additional paid-in capital	258,814
Retained Earnings	(73,600)
Total Stockholders' Equity	192,714
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 286,214

The accompanying notes are an integral part of these financial statements

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions	$ 760,241
Principal transactions	20,366
Investment banking	61,427
Interest and dividends	365,115
Investment advisory fees	479,791
Total revenue	1,686,940
Expenses:	
Employees' compensation and benefits	$ 729,729
Clearance fees	312,090
Communications	52,571
Occupancy and equipment rental	124,523
Depreciation	925
Interest	2,094
Other operating expenses	514,235
Total expenses	1,736,167
Net loss from operations	(49,227)
Net Loss	$ (49,227)

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net Loss	$ (49,227)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	925
(Increase) decrease in operating assets:	
Receivable from clearing broker	13,872
Deposits & prepaid expenses	(187)
Other receivables	25,554
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	6,831
Total adjustments	46,995
Net cash used by operating activities	(2,232)
Cash flows from financing activities:	
Dividend payments	(15,000)
Net decrease in cash	(17,232)
Cash at beginning of year	81,938
Cash at end of year	$ 64,706
Supplemental cash flow disclosures:	
Interest Expense	$ 2,094

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 7,500	$ 258,814	$ (9,373)	$ 256,941
Net Loss	-	-	(49,227)	(49,227)
Capital contributions	-	-	-	-
Dividends	-	-	(15,000)	(15,000)
Balance – End of Year	$ 7,500	$ 258,814	$ (73,600)	$ 192,714

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Philadelphia Brokerage Corporation, (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company uses a clearing broker-dealer for all customer transactions.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

The Company acts as an introducing broker and forwards all transactions for its customers to another FINRA member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

(e) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using either straight-line or double declining balance methods over the estimated useful lives of related assets, ranging between 3 and 7 years.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following:

	December 31, 2013
Equipment	$ 82,326
Furniture and fixtures	63,615
	145,941
Less: Accumulated depreciation	(145,941)
Net furniture and equipment	$ 0

NOTE 3 – CORPORATE INCOME TAXES

The Company has elected with the consent of the shareholders to be taxed as an "S" Corporation under Internal Revenue Code Section 1362 and also for the state. An "S" Corporation does not generally pay income taxes but, instead, the shareholders are taxed on the Company's income. Therefore, the statements do not include any provision for corporate income taxes.

Federal, state and local income tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

NOTE 4 – LEASE OBLIGATIONS

On December 1, 2007 the Company entered into a seven (7) year lease agreement with Radnor Center Associates expiring November 30, 2014. Monthly lease payments and future minimum lease obligations are as follows:

November 30,	Monthly Rent	Annual Amount
2014	10,206	112,266
		$ 112,266

Lease expense was $124,523 in 2013

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had total net capital of $159,224, which exceeded its minimum net capital requirement of $50,000 by $109,224. In addition, its ratio of aggregate indebtedness to net capital was .59 to 1 at December 31, 2013.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

NOTE 8 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin accounts balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2013, was $2,672,164. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

SCHEDULE I

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2013

NET CAPITAL

Total Stockholders' equity qualified for Net Capital	$ 192,714
Deductions for non-allowable assets:	
Security deposit	20,000
Prepaid expenses	13,485
Total deductions for non-allowable assets	33,485
Net capital before haircuts on securities positions	159,229
Less:	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	5
Net Capital	$ 159,224

SCHEDULE I

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 93,500
Total aggregate indebtedness	$ 93,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$109,224
Excess net capital at 1000%	$149,874
Ratio: aggregate indebtedness to net capital	.59 to 1

SCHEDULE 1

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31,2013

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 177,897
Audit adjustment from erroneous commission receivables	(18,673)
Net Audit Adjustments	(18,673)
Net Capital per above	$ 159,224

SCHEDULE II

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2013

Philadelphia Brokerage Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Philadelphia Brokerage Corporation

In planning and performing our audit of the financial statements of Philadelphia Brokerage Corporation (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 12, 2014

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102

PHILADELPHIA BROKERAGE CORPORATION

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-41788

AS OF DECEMBER 31, 2013

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Philadelphia Brokerage Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Philadelphia Brokerage Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Philadelphia Brokerage Corporation's compliance with the applicable instructions of the General Assessment Report (Form SIPC-7). Philadelphia Brokerage Corporation's management is responsible for Philadelphia Brokerage Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 25, 2014

PHILADELPHIA BROKERAGE CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2013

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2013 to December 31, 2013		$2,825.00
Payment schedule:		
SIPC-6	07/26/13	847.00
SIPC-7	02/25/14	1978.00
Balance due		$ 0.00